June 22, 2009
VIA EDGAR AND OVERNIGHT MAIL
Jennifer Gowetski, Esq.
Angela McHale, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc. Amendment No. 9 to Registration Statement on Form S-11 Filed June 22, 2009 File No. 333-151665
Dear Ms. Gowetski and Ms. McHale:
     On behalf of our client, Invesco Mortgage Capital Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 9 (“Amendment No. 9”) to the Registration Statement on Form S-11 (File No. 333-151665) (the “Registration Statement”), filed by the Company on June 12, 2008, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Jeffrey H. Kupor of the Company, dated June 22, 2009.
     For convenience of reference, each Staff comment contained in your letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in your June 22, 2009 comment letter, and is followed by the corresponding response of the Company.
     We have provided each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 9 filed by the Company on the date hereof. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Jennifer Gowetski Ms. Angela McHale United States Securities and Exchange Commission	June 22, 2009 Page 2
Exhibit 8.1
1.	We note that your opinion contains the following assumption: “...that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended.” We also note that your opinion is dated June 16, 2008 and that you amended your registration statement on June 18, 2008. Please revise your tax opinion so that it covers the updated registration statement.

In response to the Staff’s comment, we have revised the tax opinion (Exhibit 8.1 to the Registration Statement) so that it is dated June 18, 2009 and covers the updated Registration Statement.
     We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 9. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-4933 or Jay L. Bernstein at 212-878-8527.

Very truly yours,
/s/ Thomas Kollar
Thomas Kollar

cc:	Securities and Exchange Commission
    Jennifer Monick
    Kevin Woody

Invesco Mortgage Capital Inc.
    Jeffery H. Kupor

Skadden, Arps, Slate, Meagher & Flom LLP
    David J. Goldschmidt

Clifford Chance US LLP
    Jay L. Bernstein
Andrew S. Epstein